Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary description of the common stock, par value $0.01 per share (“common stock”), of TriMas Corporation, a Delaware corporation (the “Company”), is based on the provisions of the General Corporation Law of the State of Delaware (“DGCL”) and the Company’s certificate of incorporation and bylaws. This description is only a summary and does not purport to be complete; therefore, it is subject to and is qualified in its entirety by reference to the terms of the Company’s certificate of incorporation and bylaws, which are incorporated by reference herein and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and to applicable provisions of the DGCL.
The Company’s certificate of incorporation authorizes it to issue 400,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”).
Common Stock
The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Company’s Board of Directors (the “Board”) out of funds legally available therefor. In the event of the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
The Company’s certificate of incorporation authorizes the Board of Directors, subject to limitations prescribed by law, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights (which may be greater than one vote per share), rights and terms of redemption, sinking fund provisions for the redemption or purchase of the shares and liquidation preference, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could:

•	adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

•	decrease the market price of the common stock; or

•	delay, deter or prevent a change in control of the Company.
Anti-Takeover Effects of Delaware Law and the Company’s Certificate of Incorporation and Bylaws
Delaware Law
The Company has elected to opt out of the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the person becoming an interested stockholder or the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15.0% or more of the corporation’s voting stock.
Certificate of Incorporation and Bylaw Provisions
Certain provisions of the Company’s certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of the common stock.
Classified Board. The Company’s certificate of incorporation provides that the Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board. The Company’s certificate of incorporation and bylaws provide that subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board, but must consist of not less than three or more than fifteen directors.
Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. The Company’s certificate of incorporation does not provide otherwise.
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Company’s certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Company’s bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. The Company’s bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
No Action by Written Consent; Special Meeting. The Company’s certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, The Company’s bylaws provide that special meetings of stockholders may be called only by the Board or the chairman of the Board.
Authorized but Undesignated Stock. The authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company or otherwise render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Exclusive Forum Provision. The Company’s bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL or the Company’s certificate of incorporation or bylaws, or any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware), in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants.